EXHIBIT 99.3

NOVONIX LIMITED (ACN 157 690 830)

SHARE PURCHASE PLAN

22 June 2026

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

This is an important document and requires your immediate attention. You should read this SPP Booklet in full. This SPP Booklet is not a prospectus or product disclosure statement under the Corporations Act and has not been lodged with ASIC. If you have any questions about this document, you should seek professional advice from an adviser who is licensed by ASIC to give that advice. You can also contact the offer information line on 1300 188 463 (within Australia) or or +61 1300 188 463(outside Australia) at any time from 8.30am to 5.00pm (Sydney time), Monday to Friday (excluding public holidays). The distribution of this document (including electronic copies) outside Australia and New Zealand may be restricted by law.

Index

Key Dates 3

Chairman’s Letter 4

Summary of SPP Offer 6

Important Notices 8

How to Apply 10

Frequently Asked Questions 11

Terms and Conditions 14

Glossary 24

Corporate Directory 26

Key Dates

Event	Date (and time if relevant)
Record Date	7.00pm on 16 June 2026
Opening Date and date that this SPP Booklet is made available	10.00am on 22 June 2026
Closing Date[1]	5.00pm on 14 August 2026
SPP results announcement	On or about 17 August 2026
Allotment Date	On or about 19 August 2026
Commencement of trading of Shares	On or about 20 August 2026

Note: This timetable is indicative only and subject to change. All dates and times are Sydney time. The commencement of trading and quotation of SPP Shares is subject to confirmation from ASX. Subject to the requirements of the Corporations Act, the ASX Listing Rules and other applicable rules, NOVONIX reserves the right to amend this timetable at any time at its absolute and sole discretion, including shortening or extending the period for the SPP or accepting late Applications, either generally or in particular cases, without notice.

1 This date assumes that the Waivers are granted by ASX. If the Waivers are not granted by ASX, shareholder approval may be required which will mean that the SPP Closing Date will be extended until after shareholder approval is obtained, and, in turn, the final date to announce the SPP results and issue new shares under the SPP will be extended accordingly. It is anticipated that, if shareholder approval is required, an extraordinary general meeting will be held in mid-August 2026.

Chairman's Letter

22 June 2026

Offer to participate in the NOVONIX Limited Share Purchase Plan

Dear Investor

As you may be aware, on 17 June 2026 NOVONIX Limited (ACN 157 690 830) (NOVONIX) announced a placement of new fully paid ordinary shares in NOVONIX (Shares) to institutional and sophisticated investors which raised approximately A$20.7 million (the Placement).

NOVONIX is now pleased to offer you the opportunity to participate in a Share Purchase Plan to raise up to A$3 million (before costs) (SPP), allowing you to apply for up to A$30,000 worth of Shares. Participation is optional.

Participation in the SPP is open to Shareholders who are shown on the Register to have an address in Australia or New Zealand, are outside the United States and are not acting for the account or benefit of a person in the United States (Eligible Shareholder).

Shares purchased under the SPP will be issued at A$0.16 per share which is the issue price of Shares under the Placement. This Issue Price represents:

•
a 33.3% discount to the closing price of $0.24 per share on 15 June 2026; and
•
a 31.2% discount to the volume weighted average price (VWAP) of NOVONIX's shares over the five consecutive trading days on ASX up to and including 15 June 2026.

NOVONIX has applied for waivers from ASX Listing Rules 7.1 and 10.11 to enable the SPP to be conducted at the Placement price and for the SPP Shares to be issued as an exception to NOVONIX's placement capacity under ASX Listing Rule 7.1 and as an exception to ASX Listing Rule 10.11 (Waivers). If the ASX does not grant the Waivers, the SPP will be conditional on shareholder approval to be sought at an extraordinary general meeting to be convened if so required. The outcome of the Waivers will impact the Key Dates summary and other anticipated dates of this Booklet. It is currently anticipated that, if shareholder approval is required, an extraordinary general meeting will be held for the purpose of considering the approval in mid-August 2026.

There are no brokerage, commission or transaction costs associated with participating in the SPP. An Eligible Shareholder may apply to acquire parcel sizes valued at:

•
A$1,000;
•
A$2,000;
•
A$5,000;
•
A$10,000;
•
A$15,000;
•
A$20,000; or
•
A$30,000

As set out in the announcement dated 17 June 2026, NOVONIX is raising capital to fund capital expenditure required to support production capacity and meet forecast customer demand.

Novonix is targeting to raise approximately A$3 million under the SPP (before costs). The SPP is not underwritten. NOVONIX may, in its absolute discretion, apply a scaleback if it receives, in aggregate, Applications over A$3 million, however it also reserves its discretion to apply a scaleback in any other circumstances. In the event of a scale-back, you may be allocated fewer Shares than the Parcel of Shares for which you applied. If this occurs, any excess money will be refunded to you, without interest. NOVONIX may also, at its absolute discretion, issue a greater value of Shares than the target amount if it receives, in aggregate, Applications over A$3 million. If NOVONIX decides to issue a greater value, it may either accept Applications in full or scaleback applications, at its absolute discretion.

NOVONIX reserves the right to waive strict compliance with any provision of the terms and conditions of the SPP, to amend or vary those terms and conditions and to suspend or terminate the SPP at any time.

Shares under the SPP will have the same entitlements as existing Shares. This means they will participate fully in any distributions which have a record date after the date of issue of the new Shares under the SPP, if any.

To apply for a Parcel of Shares, please follow the instructions on the Application Form and ensure your Application is received in cleared funds no later than 5:00pm (Sydney time) on 14 August 2026.

This SPP Booklet sets out the details and the terms and conditions of the SPP and I encourage you to read it carefully and in full, and to seek your own financial and taxation advice in relation to the SPP Offer, before making a decision on whether to participate. If you have any additional questions, please contact the offer information line (see details in the Corporate Directory at the back of this SPP Booklet).

On behalf of the directors of NOVONIX, I invite you to consider this opportunity to increase your investment in NOVONIX and thank you for your continued support.

Yours sincerely

Ron Edmonds

Chairman

Summary of SPP Offer

Eligible Shareholders

Registered holders of Shares at 7.00pm (Sydney time) on 16 June 2026. Must have a registered address in Australia or New Zealand and be outside the United States and not acting for the account or benefit of a person in the United States.

Application amount

Eligible Shareholders can apply for a Parcel of SPP Shares, up to an aggregate of A$30,000 across all their holdings, regardless of how many Shares they currently hold. Parcels have a dollar value of A$1,000, A$2,000, A$5,000, A$10,000, A$15,000, A$20,000 or A$30,000.

Issue Price

The Issue Price per SPP Share will be A$0.16 which is the issue price of Shares under the Placements announced to ASX on Wednesday, 17 June 2026.

This Issue Price represents:

•
a 33.3% discount to the closing price of $0.24 per share on 15 June 2026; and
•
a 31.2% discount to the volume weighted average price (VWAP) of NOVONIX's shares over the five consecutive trading days on ASX up to and including 15 June 2026.

NOVONIX has applied for the Waivers to enable the SPP to be conducted at the issue price under the Placements and for the SPP Shares to be issued as an exception to NOVONIX's placement capacity under ASX Listing Rule 7.1 and as an exception to ASX Listing Rule 10.11. If the ASX does not grant the Waivers, the SPP will be conditional on shareholder approval to be sought at an extraordinary general meeting to be convened if so required. The outcome of the Waivers will impact the Key Dates summary and other anticipated dates of this Booklet. It is currently anticipated that, if shareholder approval is required, an extraordinary general meeting will be held for the purpose of considering the approval in mid-August 2026.

There is a risk that the market price of Shares may rise or fall between the date of this Booklet and the time of issue of SPP Shares under the SPP. This means that the price you pay for the SPP Shares issued to you may be less than or more than the market price of Shares at the date of this Booklet or the time of issue of the SPP Shares.

Your application is unconditional and may not be withdrawn even if the market price of Shares is less than the Issue Price.

Ranking of SPP Shares	SPP Shares will rank equally with existing Shares.
Scale-back

NOVONIX has absolute discretion to scale back Applications depending on demand. In the event of a scale-back, the value of SPP Shares allocated to you may be less than the Parcel you initially applied for. Any scale-back of Applications will be conducted having regard to the shareholdings of Eligible Shareholders (as at the Record Date) who applied for SPP Shares. If this happens, you may be issued SPP Shares to a value that is less than the value of SPP Shares you applied for, and you will be refunded the difference between the value of SPP Shares issued to you (calculated using the Issue Price) and the Application Monies you paid (without interest).

We expect to announce the final outcome of the SPP, including any scale-back, on 17 August 2026.

Refunds	Any Application Monies refunded by NOVONIX will be paid by cheque or direct debit (the payment method determined by NOVONIX in its absolute discretion) in Australian currency. By applying for SPP Shares, each Shareholder authorises NOVONIX to pay any monies to be refunded by using the payment instructions of the Shareholder recorded in the Registry's records if NOVONIX should elect to pay in this manner.

Any refunds will be made as soon as practicable after the Allotment Date. No interest will be paid on any money refunded.

When to apply	The SPP Offer opens at 10.00am (Sydney time) on 22 June 2026 and is expected to close at 5.00pm (Sydney time) on 14 August 2026.
Allotment Date of SPP Shares	SPP Shares are expected to be allotted on 19 August 2026.
Dispatch of holding statements for SPP Shares and commencement of trading of SPP Shares	It is expected that holding statements for SPP Shares will be dispatched to shareholders on 20 August 2026 and that SPP Shares will commence trading on the ASX on the same date.

Important Notices

This SPP Booklet is not a prospectus under the Corporations Act and has not been lodged with ASIC. The information in this SPP Booklet is not investment advice or a recommendation to acquire SPP Shares and has been prepared without taking into account your investment objectives, financial circumstances or particular needs (including financial and taxation considerations) as an investor. It is recommended that you read the entire SPP Booklet and seek professional investment advice from your financial adviser or other professional adviser before deciding whether to apply for SPP Shares.

A cooling-off regime does not apply in relation to the acquisition of SPP Shares. You cannot withdraw your Application once it has been submitted.

By submitting your Application, you are accepting the risk that the market price of Shares may change between the date you submit your Application and the Allotment Date. This means it is possible that, between the time you make your Application and up to or after the Allotment Date, you may be able to buy SPP Shares on market at a lower price than the Issue Price for the Shares under the SPP.

NOVONIX will not issue SPP Shares to an applicant if those SPP Shares, either alone or in conjunction with the issue of SPP Shares under other Applications received by NOVONIX, would contravene any law or the ASX Listing Rules. All amounts are in Australian Dollars unless otherwise explicitly stated.

Capitalised terms used in this SPP Booklet have the meaning set out in the Glossary of this SPP Booklet.

OFFERING RESTRICTIONS

This SPP Booklet is intended for use only in connection with the offer of SPP Shares to Eligible Shareholders. This SPP Booklet does not constitute an offer of securities in any place outside Australia or New Zealand and no action has been taken to permit an offering of SPP Shares in any jurisdiction outside of Australia and New Zealand.

The laws of some countries prohibit or make impracticable participation in the SPP by certain overseas Shareholders. NOVONIX has determined that it is not practical to permit Shareholders who are not shown on the Register to have an address in Australia or New Zealand to participate in the SPP.

Due to legal restrictions, nominees and custodians may not distribute this SPP Booklet or any other material relating to the SPP, and may not permit any beneficial Shareholder to participate in the SPP, in any country outside Australia or New Zealand.

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

This SPP Booklet does not constitute an offer of securities in any place outside Australia or New Zealand. In particular, this SPP Booklet does not constitute an offer to sell, or a solicitation of an offer to buy, any Shares in the United States or in any other jurisdiction in which such an offer would be illegal. The Shares to be offered and sold under the SPP have not been, and will not be, registered under the U.S. Securities Act, as amended, or the securities laws of any state or other jurisdiction of the United States, and may not be offered or sold, directly or indirectly, in the United States or to any person acting for the account or benefit of a person in the United States (to the extent such person is acting for the account or benefit of a person in the United States). The Shares will only be offered and sold outside the United States in “offshore transactions” (as defined in Rule 902(h) under the U.S. Securities Act) in reliance on Regulation S under the U.S. Securities Act.

Due to these legal restrictions, you must not send copies of this SPP Booklet or any other material relating to the SPP to any person resident in the United States or elsewhere outside Australia and New Zealand.

BPAY®2 PAYMENTS

NOVONIX recommends that payments are made via BPAY® wherever possible. New Zealand residents will have the option of making their payment by BPAY® or electronic funds transfer.

2 Registered to BPAY Pty Ltd ABN 69 079 137 518.

How to Apply

If you would like to apply to participate in the SPP, please follow the instructions on your Application Form. You can access your personalised Application Form at https://events.miraqle.com/nvx-spp or by contacting the SPP Information Line (see details in the Corporate Directory at the back of this SPP Booklet).

Apply using BPAY®

You can make a payment by BPAY® equivalent to the dollar amount of the Parcel you wish to apply for. To do this, you must use the Biller Code and unique reference number shown on your personalised Application Form which you can access from the SPP website at https://events.miraqle.com/nvx-spp

If you make your payment with BPAY® you do not need to return your Application Form.

This is the fastest and easiest way to apply.

Application Monies must be paid in Australian dollars.

NOVONIX will not accept payment by cash, cheque, bank draft or money order.

If you are paying by BPAY®, please check your daily transaction limit and the processing cut-off time for BPAY® with your financial institution. It is strongly recommended that you apply by BPAY® to ensure that your Application is received by the Closing Date.

For Eligible Shareholders resident in New Zealand only

New Zealand residents will have the option of making their payment by BPAY® or electronic funds transfer (EFT). You can make a payment by EFT equivalent to the dollar amount of the Parcel you wish to apply for. To do this, you must complete your personalised Application Form in accordance with the instructions on the form and return it accompanied by an EFT payment in Australian currency for the amount of the Application Monies.

It is your responsibility to ensure that your payment by EFT is received by the Share Registry by no later than the Closing Date.

If you make payment by EFT, you must return your completed personalised Application Form to the Share Registry by contacting the Share Registry at capital.markets.au@cm.mpms.mufg.com.

You should ensure that sufficient funds are held in relevant account(s) to cover the Application Monies as your EFT will be processed on the day of receipt. You must use your HIN/SRN as the reference/description of your payment otherwise your payment will not be accepted.

Frequently Asked Questions

When will the SPP Shares be issued?

It is expected that SPP Shares will be issued on 19 August 2026 and SPP Shares will commence trading on the ASX on 20 August 2026.

What is the SPP?

The SPP is an offer by NOVONIX to Eligible Shareholders to apply for up to A$30,000 worth of Shares at the Issue Price without paying any brokerage, commission or transaction costs.

How much is NOVONIX targeting to raise under the SPP?

NOVONIX is targeting to raise up to A$3 million under the SPP. In our absolute discretion, we may issue more or fewer SPP Shares than that target amount. If we receive Applications for more SPP Shares than we decide to issue, we may accept Applications for SPP Shares in full or scale back Applications for SPP Shares in our absolute discretion. In the event of a scale-back, the value of SPP Shares allocated to you may be less than the Parcel you initially applied for. If this occurs, you will be refunded the difference between the value of SPP Shares issued to you (calculated using the Issue Price) and the Application Monies you paid (without interest).

Who is eligible to participate in the SPP?

An Eligible Shareholder is a registered holder of Shares at the Record Date (being 7.00pm (Sydney time) on 16 June 2026) and shown on the Register to have an address in Australia or New Zealand and who is outside the United States and not acting for the account or benefit of a person in the United States.

Shareholders who hold Shares on behalf of persons who reside outside Australia or New Zealand, are in the United States or are acting for the account or benefit of a person in the United States are not eligible to participate in the SPP on behalf of those persons.

Custodians, trustees and nominees may only distribute documents relating to the SPP to Eligible Beneficiaries. In particular, Custodians, trustees and nominees must not distribute any documents relating to the SPP to any person in the United States or to any person acting for the account or benefit of a person in the United States.

What is the Issue Price of the SPP Shares?

The Issue Price per SPP Share is A$0.16.

What costs are associated with the SPP?

There are no brokerage, commission or transaction costs payable by Eligible Shareholders in relation to the application for, and the issue of, SPP Shares.

Do I have to participate in the SPP?

No. Participation in the SPP is optional. If you do not wish to participate in the SPP, no action is required on your part.

To decide if you would like to participate in the SPP, NOVONIX recommends you seek professional investment advice from your financial adviser or other professional adviser, and you monitor the market price of Shares (which is quoted on the ASX website at www.asx.com.au). This SPP Booklet does not purport to contain all of the information that you may need to make an investment decision.

What is the market price of Shares?

The market price of Shares can be obtained from the ASX’s website (www.asx.com.au) by searching for the ASX code “NVX” in the cash market prices search section.

What do I do if I am a Custodian?

If you are a Custodian, you may choose whether or not to apply for SPP Shares on behalf of your Eligible Beneficiaries.

"Eligible Beneficiaries" are Beneficiaries with a registered address in either Australia or New Zealand as at the Record Date, provided that such Beneficiary resides in Australia or New Zealand, and is not in the United States or acting for the account or benefit of a person in the United States.

If you wish to apply as a Custodian to receive SPP Shares for one or more Eligible Beneficiaries, you must complete and submit an additional Custodian Certificate before your Application will be accepted. Applications by Custodians that are not accompanied by a duly completed Custodian Certificate will be rejected.

Custodians should contact the Registrar on the SPP Information Line (see details in the Corporate Directory at the back of this SPP Booklet) to request a Custodian Certificate that contains these certifications and other details required to be provided by the Custodian.

By applying as a Custodian on behalf of Eligible Beneficiaries to purchase SPP Shares, you certify (among other things) that each Eligible Beneficiary has not applied for an amount exceeding A$30,000 across all of their holdings.

NOVONIX is not required to determine, and will not determine, the identity or residence of any beneficial owners of Shares. Each Custodian will need to determine for itself whether its beneficiaries are Eligible Beneficiaries.

Each Custodian must not participate in the SPP on behalf of, and must not distribute this SPP Booklet or any other document relating to the SPP to, any person in the United States. Failure to comply with these restrictions may result in violations of applicable securities laws.

Can my offer under the SPP be transferred to a third party?

No. Under the SPP Offer, you cannot transfer your offer to apply for SPP Shares to anyone else.

How much can I invest under the SPP?

If you are an Eligible Shareholder, you may apply for up to a total of A$30,000 worth of SPP Shares across all your holdings.

What will happen if NOVONIX scales back Applications?

If NOVONIX scales back Applications in its absolute discretion, the value of SPP Shares allocated to you may be less than the Parcel you initially applied for.

Any scale-back will be conducted having regard to the shareholdings of Eligible Shareholders (as at the Record Date) who applied for SPP Shares.

If this happens you may be issued SPP Shares to a value that is less than the value of SPP Shares you applied for.

In the case of Eligible Shareholders with more than one NOVONIX shareholding, only the shareholding (as at the Record Date) on which an Application has been made will be considered in the event of any scale-back.

Should this happen, the difference between the value of SPP Shares issued to you (calculated using the Issue Price) and the Application Monies you paid will be refunded to you, without interest, as soon as practicable after the Allotment Date.

Will I receive notification of my issue?

Yes. The Registrar will send you a holding statement on or around 20 August 2026 which will include details of the number of SPP Shares issued to you and the Issue Price of the SPP Shares.

You are responsible for confirming your allocation of SPP Shares before trading SPP Shares to avoid the risk of selling SPP Shares you do not own.

Can I withdraw my Application (eg, if the market price of Shares falls after submitting my Application?)

No. Your Application, once submitted, is irrevocable and unconditional and may not be varied or withdrawn even if the market price of Shares is less than the Issue Price.

By submitting your Application, you are accepting the risk that the market price of Shares may change between the date on which you submit your Application and the Allotment Date. This means that, up to or after the Allotment Date, you may be able to buy Shares on market at a lower price than the Issue Price.

What do I do if I receive more than one Application Form?

Eligible Shareholders who receive more than one Application Form under the SPP because, for example, they hold Shares in more than one capacity or in different registered holdings, may apply on different Application Forms for SPP Shares but may not apply for SPP Shares with a total dollar amount exceeding A$30,000 across all of their holdings.

What rights will the Shares issued under the SPP have?

SPP Shares will rank equally with existing Shares quoted on the ASX, with the same voting rights, dividend rights and other entitlements from the Allotment Date.

Where can I obtain more information on the risks associated with NOVONIX and holding NOVONIX Shares?

You should be aware that applying for SPP Shares involves a number of risks.

See NOVONIX's ASX announcements, including in particular NOVONIX's most recent Annual Report which includes a section on risk factors. These can be obtained from ASX's website (www.asx.com.au) and NOVONIX's website (https://www.novonixgroup.com).

These risks, together with other general risks applicable to all investments in listed securities not specifically referred to, may affect the value of the securities in the future. Accordingly, an investment in NOVONIX should be considered highly speculative. You should consider consulting your financial adviser or other professional adviser before deciding whether to apply for SPP Shares.

Where can I obtain more information on the SPP?

If you have any further questions you can call the SPP Information Line (see details in the Corporate Directory at the back of this SPP Booklet).

Terms and Conditions

Please read these terms and conditions carefully as you will be bound by them if you apply for SPP Shares. Eligible Shareholders whose Applications are accepted will also be bound by NOVONIX's Constitution.

1
Offer
(a)
Under the SPP, subject to and in accordance with these SPP Terms and Conditions, you will be eligible to apply for up to A$30,000 of Shares with a minimum of A$1,000 worth of Shares and a maximum amount of A$30,000 of Shares (in certain increments as set out below) (SPP Offer).
(b)
The issue price for each SPP Share will be A$0.16 per share which is the issue price of Shares under the Placements. This Issue Price represents:
(i)
a 33.3% discount to the closing price of $0.24 per share on 15 June 2026; and
(ii)
a 31.2% discount to the volume weighted average price (VWAP) of NOVONIX's shares over the five consecutive trading days on ASX up to and including 15 June 2026.
(c)
NOVONIX has applied for Waivers to enable the SPP to be conducted at the Placement price and for the SPP Shares to be issued as an exception to NOVONIX's placement capacity. If the ASX does not grant the Waivers, the SPP will be conditional on shareholder approval to be considered at an extraordinary general meeting concurrently with the approval to issue the Conditional Placement. The outcome of the Waivers will impact the Key Dates summary and other anticipated dates of this Booklet.
(d)
The SPP Offer opens on 22 June 2026 and closes on 14 August 2026.
(e)
We expect that the Shares allotted to you under the SPP will commence trading on the ASX on or about 20 August 2026 and you should receive your holding statement or confirmation advice shortly after this date. You should check your holding statement to confirm your holding before trading in any Shares you believe have been allotted to you under the SPP.
(f)
You will be eligible to participate in the SPP if you were a registered holder of Shares at 7.00pm (Sydney time) on the Record Date, with a registered address in either Australia or New Zealand, and you are outside the United States and not acting for the account or benefit of a person in the United States (Eligible Shareholder).
(g)
Directors and employees of NOVONIX are entitled to participate in the SPP if they are Eligible Shareholders.
(h)
Shareholders who hold Shares on behalf of, or are acting for the account or benefit of, persons who reside outside Australia or New Zealand (including persons who are in the United States) are not entitled to participate in the SPP on behalf of those persons.
(i)
Custodians and nominees may not distribute this document or any other document relating to the SPP to any person in the United States and may not submit an Application on behalf of any person in the United States or elsewhere outside Australia and New Zealand.

(j)
Participation in the SPP is entirely at your option. The offer is also non-renounceable, which means that you cannot transfer your right to acquire SPP Shares to anyone else. Once submitted, your Application cannot be withdrawn or altered.
(k)
The SPP Offer is made in Australia under and in accordance with ASIC Corporations (Share and Interest Purchase Plans) Instrument 2019/547.
(l)
The SPP Offer is made in New Zealand under and in accordance with the Financial Markets Conduct (Incidental Offers) Exemption Notice 2021.
(m)
The SPP Offer to each Eligible Shareholder (whether you are a Custodian or you hold Shares on your own account) is made on the same terms and conditions.
2
Terms of the offer
(a)
Participation in the SPP is optional. Eligible Shareholders may apply to purchase SPP Shares in a Parcel with a dollar amount of A$1,000, A$2,000, A$5,000, A$10,000, A$15,000, A$20,000 or A$30,000. If you are an Eligible Shareholder and wish to participate in the SPP, you must follow the instructions on the Application Form and make payment using BPAY® (or alternatively, electronic funds transfer if you are a New Zealand resident) equivalent to the dollar amount of the Parcel you wish to apply for (including providing the Biller Code and unique reference number provided to you on your Application Form for the purposes of the SPP only). Contact your financial institution to make your payment from your cheque or savings account. Your payment must be received by the Registrar by 5.00pm (Sydney time) on the Closing Date. Payments must be made in Australian dollars. NOVONIX will not accept payment by cash, cheque, bank draft or money order.

If NOVONIX receives:

•
an amount that is not equal to A$1,000, A$2,000, A$5,000, A$10,000, A$15,000, A$20,000 or A$30,000, NOVONIX may round down the dollar amount of SPP Shares that you are applying for to the next lowest Parcel; or
•
an amount that is less than A$1,000, NOVONIX may reject your Application,

and refund the portion of your Application Monies that is not used to purchase SPP Shares, without interest, as soon as practicable after the Allotment Date.

(b)
The SPP aims to raise approximately A$3 million (before costs) (Target).
(c)
NOVONIX may in its absolute discretion allocate to you fewer SPP Shares than the value of the Parcel you have applied for (Scaleback). NOVONIX may in its absolute discretion determine to apply any Scaleback to the extent and in the manner it sees fit. For the avoidance of doubt, NOVONIX may apply a Scaleback regardless of whether the aggregate Application Monies received exceeds the Target.
(d)
NOVONIX may also, in its absolute discretion, determine to raise under the SPP a greater amount than the Target if the aggregate Application Monies received exceeds the Target. In this case, NOVONIX may accept applications in full or it may Scaleback Applications, at its absolute discretion.
(e)
In the event of a scale-back, the difference between the value of SPP Shares issued to you (calculated using the Issue Price) and the Application Monies will be refunded to you, without interest. Any application monies refunded by NOVONIX will be paid by cheque or direct debit (the payment method determined by NOVONIX in its absolute discretion) in Australian currency. Any refunds will be made as soon as practicable after the Allotment Date.

(f)
NOVONIX may, in its absolute discretion, accept or reject your Application for SPP Shares. NOVONIX may reject your Application in any of the following circumstances (among others):
(i)
your Application is determined by NOVONIX to be invalid;
(ii)
you have applied for SPP Shares with a total Application price of less than A$1,000;
(iii)
NOVONIX believes you are not a Shareholder eligible to participate in the SPP (subject to compliance with any applicable ASIC requirements);
(iv)
your payment by electronic funds transfer or Application Form (as applicable) is incomplete or invalid; and
(v)
your payment by electronic funds transfer or Application Form (as applicable) is received after the Closing Date.
(g)
If the value of the Parcel you have applied for cannot be divided by the Issue Price to give a whole number of SPP Shares and no scale-back is applied to your Application, the number of SPP Shares you will be issued will be rounded down to the nearest whole number of SPP Shares. If the difference between the value of SPP Shares issued to you (calculated using the Issue Price) and your Application Monies is less than A$2, it will be donated to a charity or charities nominated by NOVONIX. If the difference is A$2 or more, that amount will be refunded to you, without interest.
(h)
SPP Shares will, at the time of issue, rank equally with existing Shares quoted on ASX, with the same voting rights, distribution rights and other entitlements. This means that they will participate fully in any distributions which have a record date after the date of issue of the SPP Shares, if any.
3
Acknowledgements
(a)
If you apply to participate in the SPP, you will be deemed to have represented on behalf of each person on whose account you are acting that:
(i)
you acknowledge that you are, and each person on whose account or benefit you are acting is, a holder of Shares eligible to participate in the SPP;
(ii)
you, and any person for whose account or benefit you are acting, are not in the United States or in any other country outside Australia and New Zealand;
(iii)
you agree that your Application is made on, and you agree to be bound by, the terms and conditions of the SPP set out in these SPP Terms and Conditions, the Application Form and NOVONIX's constitution;
(iv)
you declare that all details and statements in your Application Form are true and complete and not misleading;
(v)
your Application is irrevocable and unconditional, and you will not be able to withdraw or modify your Application once you have submitted it;
(vi)
you acknowledge that the SPP Shares have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state or other jurisdictions in the United States, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and any applicable U.S. state securities laws;

(vii)
you have not, and you agree that you will not, send any materials relating to the SPP to any person in the United States or any other country outside Australia and New Zealand;
(viii)
the total of the Application price for the following does not exceed A$30,000:
(A)
the SPP Shares the subject of your Application Form or payment by electronic funds transfer (which is limited to a maximum Application amount of $30,000);
(B)
any other Shares applied for by you under the SPP or under a similar arrangement in the 12 months before the application; and
(C)
any other Shares which you have instructed a Custodian to acquire on your behalf under the SPP or under a similar arrangement in the 12 months before the application, even though you may have received more than one offer under the SPP or received offers in more than one capacity under the SPP;
(ix)
you are in compliance with all relevant laws and regulations;
(x)
you acknowledge that the market price of Shares may rise or fall between the date the SPP commences and the date when SPP Shares are allotted, or otherwise allocated, to you and that the Issue Price you pay per SPP Share may exceed the market price of Shares at the time the SPP Shares are allotted, or otherwise allocated, to you;
(xi)
you acknowledge that although the Issue Price is at a discount, Shares are a speculative investment and the price of Shares on ASX may change between the date of NOVONIX announcing the SPP and the date of issue of SPP Shares under the SPP and that the value of the SPP Shares received under the SPP may rise or fall accordingly;
(xii)
you acknowledge that the information contained in this SPP Booklet, including the SPP Terms and Conditions and your Application Form is not financial product or investment advice nor a recommendation that SPP Shares are suitable for you and has been prepared without taking into account your investment objectives, financial situation or particular needs;
(xiii)
you acknowledge that this SPP Booklet is not a prospectus, does not contain all of the information that you may require in order to assess an investment in NOVONIX and is given in the context of NOVONIX's past and ongoing continuous disclosure announcements to the ASX;
(xiv)
you acknowledge that none of NOVONIX or its related bodies corporate and affiliates and their respective directors, officers, partners, employees, representatives, agents, consultants or advisers guarantees the performance of NOVONIX; and
(xv)
you acknowledge that, to the extent permitted by any applicable law, NOVONIX is not liable for any exercise of its discretions referred to in this SPP Booklet.
4
Custodians and Nominees
(a)
Eligible holders of Shares who hold Shares as Custodian for one or more Beneficiaries who were resident in Australia or New Zealand on the Record Date (Beneficiaries) may apply for up to a maximum aggregate amount of A$30,000 of

SPP Shares in any 12 month period, subject to the Custodian certifying to NOVONIX in writing:
(i)
confirmation of either or both of the following:
(A)
that the Custodian holds Shares on behalf of one or more other participating Beneficiaries that are not Custodians; and/or
(B)
that a Downstream Custodian holds beneficial interests in Shares on behalf of one or more other participating Beneficiaries, and the Custodian holds the Shares to which those beneficial interests relate on behalf of the Downstream Custodian or another Custodian;
(ii)
confirmation that each participating Beneficiary has subsequently instructed the following persons:
(A)
where paragraph 4(a)(i)(A) above applies – the Custodian; or
(B)
where paragraph 4(a)(i)(B) above applies – the Downstream Custodian,

to apply for SPP Shares on their behalf;

(iii)
the number of participating Beneficiaries;
(iv)
the name and address of each participating Beneficiary;
(v)
in respect of each participating Beneficiary:
(A)
where paragraph 4(a)(i)(A) above applies:
(1)
the number of Shares that the Custodian holds on their behalf; and
(2)
the number or the dollar amount of SPP Shares they have instructed the Custodian to apply for on their behalf; or
(B)
where paragraph 4(a)(i)(B) above applies:
(1)
the number of Shares to which the beneficial interests relate; and
(2)
the number or the dollar amount of new Shares they have instructed the Downstream Custodian to apply for on their behalf;
(vi)
confirmation that there are no participating Beneficiaries in respect of which the total Application price for the following exceeds A$30,000:
(A)
the SPP Shares applied for by the Custodian in accordance with the Beneficiary's instructions (which is limited to a maximum Application amount of $30,000); and
(B)
any other Shares issued to the Custodian in the previous 12 months as a result of an instruction given by that participating Beneficiary to the Custodian or the Downstream Custodian to apply for Shares on their behalf under an arrangement similar to the SPP;
(vii)
confirmation that a copy of this SPP Booklet was given to each participating Beneficiary; and
(viii)
where paragraph 4(a)(i)(B) above applies, the name and address of each Custodian who holds beneficial interests in the Shares held by the Custodian in relation to each participating Beneficiary.

(b)
By completing and submitting the Application Form, a Custodian certifies the above.
(c)
Please contact MUFG Corporate Markets (AU) Limited on 1300 188 463 (within Australia) or +61 1300 188 463 (outside Australia) from 8.30am to 5.00pm (Sydney time), Monday to Friday, to obtain the relevant certification material and submit this together with the completed Application Form. If a Custodian holds Shares jointly on behalf of two or more persons, the A$30,000 limit applies jointly in relation to those persons as if the Custodian held the Shares on behalf of a single person.
5
Issue Price of SPP Shares
(a)
The Issue Price per SPP Share is A$0.16, being the same price paid by investors under the Placements.
(b)
You agree to pay the Issue Price per SPP Share for the number of SPP Shares calculated by dividing your Application Monies (being a dollar amount of A$1,000, A$2,000, A$5,000, A$10,000, A$15,000, A$20,000 or A$30,000) by the Issue Price or, if there is a scale-back, the number of SPP Shares calculated under these SPP Terms and Conditions.
(c)
You acknowledge the risk that the market price of Shares may change (ie, rise or fall) between the date you submit your Application and the Allotment Date, which may mean that the Issue Price you pay for the SPP Shares may exceed, or be less than, the market price of Shares on the Allotment Date. You are encouraged to seek your own financial advice in relation to this offer and your participation under the SPP.
6
Rights Attaching to the SPP Shares

SPP Shares will, at the Allotment Date, rank equally in all respects with existing Shares quoted on the ASX, with the same voting rights, dividend rights and other entitlements. This means that they will participate fully in any distributions which have a record date after the date of issue of the SPP Shares, if any.

7
Costs of Participation in the SPP

No brokerage, commission or transaction costs will be payable by Eligible Shareholders in respect of the application for, and the issue of, SPP Shares.

8
Risks
(a)
Shares are a speculative investment and the market price may change between the dates you apply for SPP Shares and the issue of SPP Shares to you. Accordingly, the value of SPP Shares applied for may rise or fall.
(b)
This SPP Booklet is not a prospectus and does not require the types of disclosures required under the Corporations Act. You must rely on your own knowledge of NOVONIX, previous disclosures made by NOVONIX to ASX, and, if necessary, consult your professional advisor when deciding whether or not to participate in the SPP.
(c)
These SPP Terms and Conditions should be read in conjunction with NOVONIX's continuous and periodic disclosures given to ASX, which are available on ASX's website (www.asx.com.au) and NOVONIX's website (https://www.novonixgroup.com). In particular, NOVONIX refers you to the risk factors set out in NOVONIX's most recent Annual Report.

(d)
Without limiting NOVONIX's continuous and periodic disclosures, there are specific risks which relate to NOVONIX's business, and general risks, many of which are largely beyond the control of NOVONIX and its directors. It is noted that an investment in SPP Shares is subject to a range of general risks applicable to all investments in listed securities. This includes, but is not limited to, the following risks:
(i)
the market price of listed securities can be expected to rise and fall in accordance with general market conditions and factors specifically affecting the sector in which NOVONIX operates;
(ii)
securities listed on the stock market have experienced extreme price and volume fluctuations that have often been unrelated to the operating performances of such companies. These factors may materially affect the market price of the Shares, regardless of NOVONIX's performance, and no assurance can be given that the Shares will trade at or above the Issue Price;
(iii)
Eligible Shareholders who do not participate in the SPP will have their percentage shareholding in NOVONIX diluted, and NOVONIX may issue new securities in the future (including, without limitation, to fund capital expenditure requirements) which may, under certain circumstances, dilute the value of a shareholder's percentage shareholding in NOVONIX; and
(iv)
There can be no guarantee that there will continue to be an active market for NOVONIX's Shares or that the price of Shares will increase. There may be relatively few buyers or sellers of Shares on ASX at any given time. This may affect the volatility of the market price of Shares. It may also affect the prevailing market price at which shareholders are able to sell their Shares. This may result in shareholders receiving a price for their Shares that is less or more than the Issue Price paid under the SPP.

The above risks should not be taken as a complete list of the risks associated with an investment in SPP Shares. The risks outlined above, and other risks not specifically referred to may in the future materially adversely affect the value of NOVONIX's Shares and their performance.

9
New Zealand
(a)
The SPP Shares are not being offered or sold to the public within New Zealand other than to existing Shareholders of NOVONIX with registered addresses in New Zealand to whom the offer of the SPP Shares is being made in reliance on the Financial Markets Conduct (Incidental Offers) Exemption Notice 2021.
(b)
This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013. This document is not a product disclosure statement under New Zealand law and is not required to, and may not, contain all the information that a product disclosure statement under New Zealand law is required to contain.
10
Important Information for Holders of Shares outside Australia and New Zealand
(a)
To the extent that you hold Shares on behalf of another person resident outside Australia or New Zealand, you may not distribute this SPP Booklet to such persons and may only purchase SPP Shares on behalf of them if you have investment discretion.

(b)
This document does not constitute an offer of securities in any place outside Australia or New Zealand. In particular, this document does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. The SPP Shares have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state or other jurisdiction of the United States. Accordingly, the SPP Shares may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and any applicable U.S. state securities laws.
(c)
Because of these legal restrictions, you must not send copies of this document or any other material relating to the SPP to any person resident in the United States or elsewhere outside Australia and New Zealand.
11
NOVONIX Determination Final

NOVONIX may determine in any manner it thinks fit, any difficulties, anomalies or disputes that may arise in connection with or by reason of the operation of the SPP and the decision of NOVONIX will be conclusive and binding on all participants and other persons to whom the determination relates.

12
Waiver, Amendment, Suspension and Withdrawal

NOVONIX may, at its absolute discretion, waive compliance with any provision of these SPP Terms and Conditions (including by accepting late Applications, either generally or in particular cases), amend or vary these SPP Terms and Conditions (including by changing the timetable for the SPP, such as the Closing Date and Allotment Date), or suspend or withdraw the SPP Offer at any time. Any such waiver, amendment, variation, suspension or withdrawal will be binding on all Eligible Shareholders even where NOVONIX does not notify you of the event.

13
No Underwriting

The SPP will not be underwritten.

14
Disclaimer of representations

No person is authorised to give any information, or to make any representation, in connection with the SPP that is not contained in this SPP Booklet.

Any information or representation that is not in this SPP Booklet may not be relied on as having been authorised by NOVONIX, or its related bodies corporate, in connection with the SPP. Except as required by law, and only to the extent so required, none of NOVONIX, its directors, officers or employees or any other person, warrants or guarantees the future performance of NOVONIX or any return on any investment made pursuant to this SPP Booklet.

15
Governing Law

These SPP Terms and Conditions are governed by the laws in force in Queensland, Australia.

16
Privacy Policy
(a)
By completing and submitting an Application you acknowledge that you have read this SPP Booklet and the SPP Terms and Conditions.
(b)
NOVONIX is required to collect certain information about shareholders under company and tax law. Applicants will be asked to provide personal information to NOVONIX (directly or via its agents, including the Registrar).

(c)
You acknowledge that the personal information submitted as part of the Application or other forms and otherwise provided to NOVONIX (directly or via its agents, including the Registrar) will be collected, used and disclosed by NOVONIX (and its agents, including the Registrar) in order to process your Application, service your needs as a Shareholder, provide facilities and services that you request, carry out appropriate administration, send you information about the products and services of members of NOVONIX, including future offers of securities and as otherwise required or authorised by law (including, without limitation, any law relating to taxation, money laundering or counter-terrorism). Such disclosure may include disclosure to third parties including other members of the NOVONIX Group and to NOVONIX’s agents, service providers, auditors and advisers. Such disclosure may also include disclosure to domestic and overseas regulators or other government agencies (including ASIC and the ATO), stock exchanges, and the public by way of public registers maintained by regulators or other bodies. Some of these recipients may be located outside Australia (including in New Zealand) where your personal information may not receive the same level of protection as afforded under Australian law.
(d)
You acknowledge that if you do not provide the personal information required by the Application or other forms, it might not be possible to process your Application, administer your shareholding and/or send you information about the products and services of members of NOVONIX, including future offers of securities.
(e)
If you do not wish to receive information about the products and services of members of NOVONIX, including future offers of securities, please contact NOVONIX's SPP Information Line (see the Corporate Directory at the back of this SPP Booklet) and request that NOVONIX does not send you marketing material.
(f)
NOVONIX’s privacy policy is available on NOVONIX’s website at https://www.novonixgroup.com/privacy-policy/ and contains information about how you may access and seek correction of the personal information that NOVONIX holds about you, how you may complain about a breach of the Privacy Act 1988 (Cth) by NOVONIX and how NOVONIX will deal with such a complaint.
17
Taxation

Eligible Shareholders should consult their own taxation advisor about the tax status of their investment in the SPP Shares.

18
General
(a)
NOVONIX may make determinations in any manner it thinks fit in relation to any difficulties, anomalies or disputes which may arise in connection with or by reason of the operation of the SPP whether generally or in relation to any participant or application. Any determination by NOVONIX will be conclusive and binding on all eligible holders of Shares and other persons to whom the determination relates. NOVONIX reserves the right to waive strict compliance with any provision of the terms and conditions of the SPP, to amend or vary those terms and conditions and to suspend or terminate the SPP at any time.
(b)
Any such waiver, amendment, variation, suspension or termination will be binding on all eligible holders of Shares even where NOVONIX does not notify an eligible holder of Shares of that matter.

(c)
If you have any questions about the operation of SPP, please contact the SPP Information Line on 1300 188 463 (within Australia) or +61 1300 188 463 (outside Australia) any time between 8.30am and 5.00pm (Sydney time), Monday to Friday.

Glossary

The following definitions apply throughout this SPP Booklet unless the context requires otherwise.

Definition	Meaning
A$ or $	Australian dollars.
Allotment Date	the date on which SPP Shares are allotted (expected to be 19 August 2026).
Application	the arranging for payment of the relevant Application Monies through electronic funds transfer, in accordance with the instructions on the Application Form.
Application Form	the application form available at https://events.miraqle.com/nvx-spp or by contacting the SPP Information Line.
Application Monies	the aggregate amount payable for the SPP Shares applied for through electronic funds transfer.
ASIC	Australian Securities and Investments Commission.
ASX	ASX Limited (ACN 008 624 691) or, where the context requires, the securities exchange operated by it on which the Shares are quoted.
ASX Listing Rules	the listing rules of ASX as amended from time to time.
ATO	Australian Taxation Office.
Beneficiary	has the meaning given in clause 4(a) of the SPP Terms and Conditions.
Closing Date	the last day on which Applications will be accepted (5.00pm (Sydney time) on 14 August 2026.
Corporations Act	Corporations Act 2001 (Cth) as amended from time to time.
Custodian	has the meaning given in ASIC Corporations (Share and Interest Purchase Plans) Instrument 2019/547.
Downstream Custodian	another Custodian on whose behalf a Custodian holds Shares, who holds the beneficial interests in Shares on behalf of one or more persons.
Eligible Beneficiary	has the meaning given in the Frequently Asked Questions.
Eligible Shareholder	has the meaning given in clause 1(f) of the SPP Terms and Conditions.
Institutional Placement	has the meaning given in the Chairman's Letter.
Issue Price	the Issue Price per SPP Share is A$0.16.
NOVONIX	NOVONIX Limited (ACN 157 690 830).
NOVONIX Group	NOVONIX and its related bodies corporate.
Opening Date	10.00am (Sydney time) on 22 June 2026.
Parcel	a parcel of SPP Shares, with a dollar amount of A$1,000, A$2,000, A$5,000, A$10,000, A$15,000, A$20,000 or A$30,000, calculated at the Issue Price.
Placements	has the meaning given in the Chairman's Letter.

Definition	Meaning
Record Date	7.00pm (Sydney time) on 16 June 2026.
Register	the register of Shareholders maintained by the Registrar.
Registrar	MUFG Corporate Markets (AU) Limited (ABN 54 083 214 537).
Scaleback	has the meaning given in clause 2(c) of the SPP Terms and Conditions.
Share	a fully paid ordinary share in NOVONIX.
Share Purchase Plan or SPP	this share purchase plan being offered to Eligible Shareholders under this SPP Booklet.
Shareholder	a registered holder of Shares at the Record Date.
SPP Booklet	this booklet.
SPP Offer	has the meaning given in clause 1(a) of the SPP Terms and Conditions.
SPP Share	a new Share issued under the SPP.
SPP Terms and Conditions	the terms and conditions of the SPP set out in this SPP Booklet, including this Glossary and your personalised Application Form.
Target	has the meaning given in clause 2(b) of the SPP Terms and Conditions.
U.S. Securities Act	the United States Securities Act of 1933.
USD	Means United States Dollars.
Waivers	has the meaning given in the Chairman's Letter.

CORPORATE DIRECTORY

NOVONIX

NOVONIX Limited

Level 11

Central Plaza Two

66 Eagle Street

Brisbane QLD 4000

https://www.novonixgroup.com/

LEGAL ADVISOR

Allens

Level 26
480 Queen Street
Brisbane QLD 4000

REGISTRAR

MUFG Corporate Markets (AU) Limited

Level 21

10 Eagle Street

Brisbane QLD 4000

SPP INFORMATION LINE

Open 8.30am to 5.00pm (Sydney time) Monday to Friday (excluding public holidays)

Within Australia: 1300 188 463

Outside Australia: +61 1300 188 463